J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

RECEIVED
2006 JUN 29 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

06014764

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 16 June 2006

SUPPL

Dear Sir

J Sainsbury Announces: Notification of major interests in shares

Please find enclosed a copy of the above announcements made to the London Stock Exchange on 14th June 2006.

Yours sincerely

pp.

Hazel Jarvis
Deputy Secretary

PROCESSED
JUN 30 2006
THOMSON
FINANCIAL

Enc

dw 6/29

J Sainsbury plc announces notification of major interests in shares

On 14 June 2006, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 247,590,329 ordinary shares representing 14.47% of the issued share capital. These shares are represented by a beneficial interest of 1,563,618 (0.09% - previously disclosed 0.09%) and a non-beneficial interest of 246,026,711 (14.38% - previously disclosed 13.89%), the majority of which, 243,295,678 was held by AXA Financial, Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 13.98%.

J Sainsbury plc announces notification of major interests in shares

On 14 June 2006, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 247,590,329 ordinary shares representing 14.47% of the issued share capital. These shares are represented by a beneficial interest of 1,563,618 (0.09% - previously disclosed 0.09%) and a non-beneficial interest of 246,026,711 (14.38% - previously disclosed 13.89%), the majority of which, 243,295,678 was held by AXA Financial, Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 13.98%.

J Sainsbury plc announces notification of major interests in shares

On 14 June 2006, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 247,590,329 ordinary shares representing 14.47% of the issued share capital. These shares are represented by a beneficial interest of 1,563,618 (0.09% - previously disclosed 0.09%) and a non-beneficial interest of 246,026,711 (14.38% - previously disclosed 13.89%), the majority of which, 243,295,678 was held by AXA Financial, Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 13.98%.

J Sainsbury plc announces notification of major interests in shares

On 14 June 2006, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 247,590,329 ordinary shares representing 14.47% of the issued share capital. These shares are represented by a beneficial interest of 1,563,618 (0.09% - previously disclosed 0.09%) and a non-beneficial interest of 246,026,711 (14.38% - previously disclosed 13.89%), the majority of which, 243,295,678 was held by AXA Financial, Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 13.98%.

J Sainsbury plc announces notification of major interests in shares

On 14 June 2006, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 247,590,329 ordinary shares representing 14.47% of the issued share capital. These shares are represented by a beneficial interest of 1,563,618 (0.09% - previously disclosed 0.09%) and a non-beneficial interest of 246,026,711 (14.38% - previously disclosed 13.89%), the majority of which, 243,295,678 was held by AXA Financial, Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 13.98%.